Mail Stop 3561

December 7, 2007

Mr. Peter Cunningham
Chief Executive Officer and Director
Gamma Pharmaceuticals, Inc.
2225 Angelfire Street
Las Vegas, Nevada 89128

> **Re: Gamma Pharmaceuticals, Inc.**
> **Form 10-KSB/A1 for Fiscal Year Ended March 31, 2007**
> **Form 10-QSB/A1 for Three Months Ended June 30, 2007**
> **Filed September 4, 2007**
> **File No. 033-61890**

Dear Mr. Cunningham:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies